Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-132143

Issuer Free Writing Prospectus dated March 7, 2006
(Supplementing Preliminary Prospectus Supplement dated March 2, 2006)

$450,000,000

Ball Corporation

6 5/8% Senior Notes due 2018

        The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

Issuer	Ball Corporation.
Notes Offered	$450,000,000 in aggregate principal amount of 6 5/8% Senior Notes due 2018.
Maturity Date	March 15, 2018.*
Interest Rate	6 5/8% per year.
Public Offering Price	99.799% of principal amount.
Yield to Maturity	6.650%.
Interest Payment Dates	March 15 and September 15 of each year, commencing September 15, 2006.
Record Dates	March 1 and September 1.
Principal Amount per Bond	$1,000.
Underwriting Discount	1.25% of principal amount.
Proceeds, before expenses, to Ball Corporation	$443,481,806.
Optional Redemption
At any time prior to March 15, 2009, Ball may, on any one or more occasions, redeem, in whole or in part, up to 35% of the aggregate principal amount of the notes issued under the indenture governing such notes at a redemption price of 106.625% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, with the net proceeds of one or more equity offerings, subject to certain conditions set forth in the Preliminary Prospectus Supplement, dated March 2, 2006.

At any time prior to March 15, 2011, Ball, at its option, may redeem all or a part of the notes, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the applicable premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

	On or after March 15, 2011, Ball, at its option, may redeem all or a part of the notes, upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:
	Year	Percentage
	2011	103.313%
	2012	102.208%
	2013	101.104%
	2014 and thereafter	100.000%
Ranking	Senior unsecured.
Trade Date	March 7, 2006.
Settlement Date	March 27, 2006.
CUSIP	058498 AL 0.
Underwriters
Lehman Brothers Inc.
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
BNP Paribas Securities Corp.
	KeyBanc Capital Markets, a Division of McDonald Investments Inc.

*
Note that maturity has been changed from Preliminary Prospectus Supplement.